Exhibit 99.1

Draganfly’s Vital Intelligence AI Selected by The Franklin County Sheriff’s Office

Los Angeles, CA. November 11, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that the Franklin County Sheriff’s Office in Eastpoint, Florida has selected Draganfly’s Vital Intelligence Smart Vital assessment platform for its 911 Communications Center. The technology will be used to screen employees before shifts.

The Sheriff’s Office is the primary law enforcement agency for Franklin County, Florida. In addition to providing law enforcement services, the Sheriff’s Office also maintains the county jail and provides security for the county’s courts.

Draganfly’s Smart Vital system monitors, with voluntary consent, vital signs including, heart rate, respiratory rate, temperature, and blood oxygen content (SpO2). The system does not register any personal data of the individual being screened.

According to the Officer Down Memorial Page, over 460 U.S. law enforcement officials have died from COVID-19 infections tied to their work since the beginning of the pandemic. Outpacing gunfire, the virus has become the most common cause of duty-related deaths in 2020 and 2021.

“Our mission is to create a safer Franklin County. We are dedicated to serving the public by contributing to the quality of life and fostering a vibrant community for all individuals. Draganfly’s Smart Vital system allows us to add another layer of permanent health security to our operations,” said A.J. “Tony’’ Smith, Sheriff of Franklin County.

“We are grateful for the opportunity to work with the Franklin County Sheriff’s Office to provide a safe environment for employees. Our Vital Intelligence technology is enabling public facilities to better respond to current and rapidly evolving public health and safety threats,” said Cameron Chell, CEO of Draganfly.

The Franklin County Sheriff’s Office is the latest law enforcement agency to integrate Draganfly’s Vital Intelligence Smart Vital assessment platform into its existing operations.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the implementation of Draganfly’s Vital Intelligence Smart Vital assessment platform with the Franklin County Sheriff’s Office. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.